SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Gold Lakes Corp.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

380624106

(CUSIP Number)

Flex Mining Ltd.

4540 21st N.W.

Calgary, Alberta, Canada T3B 0W4

(403) 585-3338

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.scsc

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

August 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380624106	Page 2 of 5

1	NAME OF REPORTING PERSONS Flex Mining Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 23,500,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.05% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
___________________________

(1) Based on 23,725,528 shares of Common Stock outstanding on October 20, 2015.

CUSIP No. 380624106	Page 3 of 5

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share ("Common Stock") of Gold Lakes Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 573 Monroe Blvd., Painesville, Ohio 42077.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Flex Mining Ltd. (the "Reporting Person").

(b) The business address of the Reporting Person is 4540 21st N.W., Calgary, Alberta, Canada T3B 0W4.

(c) The principal business of the Reporting Person is mining and mineral exploration.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

On August 28, 2015, the Issuer entered into an Equity Participation and Earn-In Agreement (the "Agreement") with the Reporting Person, pursuant to which the Issuer has the right to acquire 100% of the Reporting Person by incurring expenditures of $1 million over the next three years and the Issuer issued 23,500,000 shares (the "Shares") of Common Stock to the Reporting Person at a deemed value of $0.05 per share. The Agreement was filed with the Securities and Exchange Commission (the "SEC") on October 21, 2015 on a Current Report on Form 8-K/A.

Item 4. Purpose of the Transaction

The Reporting Person received the Shares in consideration for the right of the Issuer to acquire 100% of the Reporting Person by incurring expenditures of $1 million over the next three years pursuant to the Agreement.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 380624106	Page 4 of 5

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which September impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 23,500,000 shares of Common Stock, which represent approximately 99.05% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and the sole power to dispose of 23,500,000 shares of Common Stock, which represent approximately 99.05% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer's Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transactions stated in Item 3 above.

Item 7. Material to be Filed as Exhibits

Reference is made to the Agreement, which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed with the SEC on October 21, 2015.

CUSIP No. 380624106	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FLEX MINING LTD.

Dated: October 22, 2015	By:	/s/ Christian Simmerling
Christian Simmerling
President and CEO